Exhibit 99.5

Deutsche Bank Trust Company Americas

Trust & Securities Services

Global Equity Services

DEPOSITARY RECEIPTS

Depositary’s Notice of Extraordinary General Meeting of Shareholders of Hisoft Technology International Limited:

Issue:	Hisoft Technology International Limited / CUSIP 43358R108

Country:	Incorporated in Cayman Islands

Meeting Details:

Extraordinary General Meeting of Shareholders of Hisoft Technology International Limited on November 6, 2012 — 9:00 a.m. (Beijing Time) at Fangda Partners, Beijing Office, located at 21/F, China World Tower, 1 Jian Guo Men Wai Avenue, Beijing 100004, P.R.C.

Meeting Agenda:	The Company’s Notice of Meeting including the Agenda is attached

Voting Deadline:	On or before 12:00 p.m. (New York City Time) on November 1, 2012

ADS Record Date:	Close of business (New York City Time) on September 25, 2012

Common Shares: ADS ratio	19 common shares: 1 ADS

Holders of American depositary receipts (“ADRs”) evidencing American depositary shares (“ADSs”) each representing 19 common shares of Hisoft Technology International Limited (the “Company”) are hereby notified of the Company’s Extraordinary General Meeting of shareholders. A copy of the Notice of Meeting from the Company, which includes the agenda for such meeting, is attached.

Holders of record of ADRs as of the close of business on the ADS Record Date set forth above (“Holders”) will be entitled, subject to any applicable law, the Memorandum and Articles of Association of the Company and the provisions of the Deposit Agreement governing the common shares of the Company to instruct Deutsche Bank Trust Company Americas, as Depositary, (“the Depositary”) as to the exercise of the voting rights pertaining to the common shares of the Company represented by their respective ADSs.  In order for a voting instruction to be valid, Holders must complete, sign and return the enclosed voting instruction form to be received by the Depositary on or before the Voting Deadline date stated above. Beneficial owners of ADSs who hold their ADSs through a bank, broker or other nominee should comply with such bank’s, broker’s or other nominee’s instructions as to providing voting instructions.

Upon the timely receipt of voting instructions from a Holder, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the Memorandum and Articles of Association of the Company governing the common shares, to vote or cause to be voted the common shares represented by ADSs for which instructions were properly provided and timely received.

Holder are advised that in the event that the Depositary (i) timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the common shares represented by such Holder’s ADSs or (ii) if no instructions are received by the Depositary from a Holder with respect to any of the common shares represented by the ADSs evidenced by such Holder’s ADRs on or before the Voting Deadline date set forth above, the Depositary shall deem such Holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such common shares and the Depositary shall give a discretionary proxy to a person designated by the Company to vote such common shares, provided, however, that no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary (and the Company has contractually agreed to provide such information as promptly as practicable in writing, if applicable) that (x) the Company does not wish to give such proxy, (y) the Company is aware or should reasonably be aware that substantial opposition exists from Holders against the outcome for which the person designated by the Company would otherwise vote or (z) the outcome for which the person designated by the Company would otherwise vote would materially and adversely affect the rights of holders of common shares, provided, further, that the Company will have no liability to any Holder or Beneficial Owner (as defined in the Deposit Agreement) resulting from such notification.  Holders are advised that the Company has not heretofore notified the Depositary as to (x),(y) or (z) above.

Holders are also advised that in the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with the Memorandum and Articles of Association of the Company, the Depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out above) received by the Depositary from Holders shall lapse.  The Depositary will have no obligation to demand voting on a poll basis with respect to any resolution and shall have no liability to any Holder or other person for not having demanded voting on a poll basis.

For further information, please contact:

Daniel Belean, VP, Deutsche Bank - Depositary Receipts, Tel 212 250 6612, Fax 212 797 0327